UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 17, 2017

Mast Therapeutics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-32157	84-1318182
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3611 Valley Centre Drive, Suite 500, San Diego, CA		92130
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: (858) 552-0866

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement.

On January 21, 2017, in connection with the grants of restricted stock units (“RSUs”) described below, officers and directors of Mast Therapeutics, Inc. (“Mast” or the “Company”), who previously entered into the Lock-Up Agreement, dated January 6, 2017 (the “Lock-Up Agreement”), entered into Amendment No. 1 to Lock-Up Agreement, dated January 21, 2017 (the “Lock-Up Amendment”). The description of the Lock-Up Amendment in Item 5.02 of this Current Report on Form 8-K is incorporated in this Item 1.01 by reference. The description does not purport to be complete and is qualified in its entirety by reference to the form of Lock-up Amendment, which is filed as Exhibit 10.1 to this Current Report, and incorporated herein by reference. A copy of the Lock-Up Agreement was previously filed as an exhibit to the Company’s Current Report on Form 8-K filed with the SEC on January 9, 2017 and incorporated by reference.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On January 17, 2017, following the recommendations of its Compensation Committee, the Company’s Board of Directors made the following compensation-related decisions:

•

No increases to employee base salaries, including the salaries of the Company’s named executive officers, Brian Culley, Chief Executive Officer, Edwin Parsley, Chief Medical Officer and Senior Vice President, and Brandi Roberts, Chief Financial Officer and Senior Vice President (the “NEOs”).

•	No payments under the 2016 Executive Incentive Plan.
•

2017 Retention/Performance Bonuses.  The Board approved incentive awards to the Company’s officers (as defined in Rule 16a-1 of the Securities and Exchange Act of 1934, as amended), including the NEOs, payable 50% in a single sum cash payment and 50% in a grant of restricted stock units (“RSUs”) to be made under the Company’s 2015 Omnibus Incentive Plan contingent upon each such officer’s agreement to the terms of the RSU awards (described below), as evidenced by the officer’s execution and delivery of a notice of grant and RSU agreement in the forms provided by the Company.  Payment of the cash award and vesting of the RSUs are contingent upon consummation of the merger transaction (the “Merger”) contemplated by the Agreement and Plan of Merger and Reorganization, dated January 6, 2017, among Mast, Savara Inc. (“Savara”) and Victoria Merger Corp., a Delaware corporation and a wholly-owned subsidiary of Mast (the “Merger Agreement”) and that the officer’s service has not terminated prior to the consummation of the Merger.  The amounts of the incentive awards to the NEOs are as set forth in the following table:

	Cash Award (US$)	RSUs Award (# of units)*
Brian Culley, CEO	53,575	382,679
Edwin Parsley, CMO	31,900	227,859
Brandi Roberts, CFO	27,300	195,000

* Each RSU represents a right to receive one share of the Company’s common stock contingent upon satisfaction of the applicable vesting conditions. The number of units is the quotient of the amount of the cash award for the NEO divided by the closing per share sales price of the Company’s common stock on January 17, 2016, which was $0.14 per share.

•

Restricted Stock Unit Awards.  The Board approved grants of RSUs to the Company’s employees, officers and directors, including the NEOs (each, an “Awardee”), to be made under the Company’s 2015 Omnibus Incentive Plan to reward and incentivize these individuals for their continuing efforts to help the Company achieve its goals through the Merger and in consideration for (a) each Awardee’s agreement and acknowledgement that all of the outstanding and unexercised stock options previously granted to and held by the Awardee shall be cancelled immediately prior to, but contingent upon, the consummation of the Merger and cease to be exercisable as of such date, and (b) each Awardee’s waiver of any and all rights to accelerated vesting and an extended exercise period with respect to such stock options, including as the Awardee may be entitled under his/her Executive Severance Agreement with the Company.

The grant of RSUs is contingent upon the Awardee’s execution of a notice of grant and RSU agreement, which include the Awardee’s agreement that all of his/her outstanding and unexercised stock options will be cancelled immediately prior to, but contingent upon, the consummation of the Merger and cease to be exercisable as of such date without any accelerated vesting.

In accordance with the notice of grant and RSU agreement, the RSUs would vest in full if the Awardee is providing services to the Company on the date the Merger is consummated (provided such date occurs on or before July 6, 2017) or immediately prior to such date.  To the extent that any NEO is a party to the Lock-Up Agreement, any sale of shares of common stock of the Company acquired upon settlement of the RSUs would be subject to the terms of the Lock-Up Agreement; provided, however, that pursuant to the Lock-Up Amendment, a sale of such shares of common stock would be allowed prior to the expiration of the lock-up period solely to the extent necessary to fund the payment of tax withholding obligations due with respect to the settlement of the RSUs.

The Board approved the following grants to the NEOs:

RSUs Award (# of units)
Brian Culley, CEO	1,985,515
Edwin Parsley, CMO	666,713
Brandi Roberts, CFO	694,926

On January 20, 2017, each of the NEOs executed and delivered his/her notice of grant and RSU agreement to the Company and the above-described RSUs were granted to the NEOs.

If all of the RSUs approved by the Board become vested, a total of approximately 5.1 million shares of the Company’s common stock would be issuable upon settlement of the RSUs and a total of approximately 16.4 million shares subject to currently outstanding stock options would be expected to be cancelled and terminated upon consummation of the Merger because it is unlikely that an option holder would exercise an option with an exercise price that is substantially greater than the market price of the underlying security and all of the exercise prices of the Company’s outstanding options are significantly above the current market price of the Company’s common stock (with the lowest of such exercises price being $0.41 per share) and, in accordance with the terms of the RSUs, to the extent any outstanding options held by the Company’s employees and directors are not exercised prior to consummation of the Merger, they will be canceled as of that date. Pursuant to the terms of the Merger Agreement, such options would be excluded from the Company’s outstanding share total as used in calculating the Exchange Ratio (as defined in the Merger Agreement), having a beneficial effect for the Company’s stockholders on the overall ownership of the Company upon the consummation of the Merger.

Additional Information about the Merger and Where to Find It

In connection with the Merger, the Company intends to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will contain a prospectus, joint proxy and information statement. Investors and security holders of the Company and Savara are urged to read these materials when they become available because they will contain important information about the Company, Savara and the Merger. The joint proxy statement, information statement, prospectus, and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to: Mast Therapeutics, Inc., 3611 Valley Centre Drive, Suite 500, San Diego, CA 92130, Attention: Investor Relations. Investors and security holders are urged to read the joint proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors and executive officers and Savara and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the proxy statement for the Company’s 2016 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Investor Relations, at the address described above.

Item 9.01 Financial Statements and Exhibits.

Reference is made to the Exhibit Index included with this Current Report on Form 8-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Mast Therapeutics, Inc.

Date: January 23, 2017	By:	/s/ Brandi L. Roberts
Brandi L. Roberts
Chief Financial Officer and Senior Vice President

Exhibit Index

Exhibit Number	Description

10.1	Form of Amendment No. 1 to Lock-Up Agreement, dated January 21, 2017